

April 24, 2015

Via E-mail
Devin Anderson
General Counsel and Corporate Secretary
PGA Holdings, Inc.
401 Edgewater Place
Suite 500
Wakefield, Massachusetts 01880

   Re: PGA Holdings, Inc.
   Registration Statement on Form S-1
   Filed April 4, 2015
   File No. 333-203248

Dear Mr. Anderson:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 13, 2015 letter.

General

1. Your response to Comment 1 cites no-action letters that involve the distribution of shares of previously reporting companies. Please advise us what information, if any, equity holders of PG Holdco will receive regarding PGA Holdings and the liquidating distribution. Please advise us of the proposed timeline for distributing any such information and confirm whether the information will include, at a minimum, the information that a reporting parent would be required to distribute in the event of an unregistered spin-off of a non-reporting subsidiary.   See Section 4.B.3.a of Staff Legal Bulletin 4.

2. We note your disclosure on page 8 that holders of vested units of PG Holdco will receive unrestricted shares of PGA Holdings common stock in the distribution. Please advise us

how you concluded that the PGA Holdings shares to be distributed to these holders would be unrestricted.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul Patel, Staff Attorney, at (202) 551-3799 or Sonia Gupta Barros, Assistant Director, at (202) 551-3655 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc:　　Peter Handrinos, Esq. (via E-mail)